UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____
      Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☒ Form C-TR: Termination of Reporting

Name of Issuer

Whereable Technologies, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

April 1, 2021

Physical address of issuer

1000 Johnnie Dodds Blvd, Suite 103-312, Mt Pleasant, SC 29464

Website of issuer

www.riskband.com

Current number of employees

0 W2 employees; 6 1099 Independent Contractors;
The issuer has less than 300 shareholders (152)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,440,509	$1,274,437
Cash & Cash Equivalents	$88,739	$92,820
Accounts Receivable	$580,066	$402,758
Short-term Debt	$2,045,042	$6,264,259
Long-term Debt	$2,850,000	$0
Revenue/Sales	$750,876	$453,574
Cost of Goods Sold	$50,681	$94,002
Taxes Paid	$0	$0
Net Income	$15,945	-$2,490,601